FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For September 30 , 2002.

Gentry Resources, Ltd.

(Translation of registrant's name into English)

Suite 2500, 101 6th Avenue, S.W., Calgary, Alberta, Canada T2P 3P4

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   x

Form 40-F

Please note that pursuant to Rule 12g3-2(d)(1), this registrant, being registered under Section 12, is not eligible for exemption under Rule 12g3-2(b).  Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__________

No___________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-__________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                       Gentry Resources, Ltd.

                                                                                                                                (Registrant)

Date

November 26, 2002

                                                By:_s/ Christine Penner__

                                                Name:  Christine Penner

                                                Title:  Corporate Administrator

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2500, 101 - 6th Avenue SW

Calgary, AB  T2P 3P4

Phone (403) 264-6161

Fax (403) 266-3069

Gentry Announces First Oil From Princess Discoveries

Plans Aggressive Winter Drilling Campaign

Calgary, Alberta, September 30, 2002 - Gentry Resources Ltd. ("Gentry") is pleased to announce that production was initiated from the two new Pekisko oil pools in the Princess area of southern Alberta in September.  The new production is located on 70 sections of farm-in lands, where the Company maintains working interests varying from 30% to 50%.

The two pools were identified on a large 3D seismic survey, which was shot late in the second quarter. Two wells, one in each pool, have been completed and each well is now producing at a restricted rate of 20m3 of oil per day (125 bbls/d).  This rate is imposed by the governing oil and gas regulatory body and will continue until solution gas can be conserved and Good Production Practice is obtained.  In October, Gentry will begin the work to tie these wells into a nearby battery, which will enable the Company to conserve and sell the solution gas associated with these reservoirs.

Gentry will be initiating an aggressive drilling program targeting six new exploration prospects over the next several months.  Development drilling will also be initiated on the new pools prior to year-end.

Regarding gas production and gas sales from the Princess area, as previously reported Gentry has filed an application with the EUB seeking approval to construct and operate a sweet gas processing facility. Gentry is please to report that there were no local objections to the application on either social or environmental grounds. Unfortunately, Gentry has received one objection from a mid-stream company and consequently Gentry is taking all necessary steps to address this objection via the EUB's recommended Appropriate Dispute Resolution ("ADR") program. Gentry is confident that its application fully complies with all guidelines and that the ADR program, and other available processes to resolve objections, will yield a timely and effective decision that will result in production and sales from the Company's gas wells in the area.

Three wells are scheduled for drilling on the Company's lands in Sedalia, also in southern Alberta.  Two recent exploration successes are yielding gross production of approximately 1.2 mmcf/day.  Gentry holds a 50% to 55% working interest on these lands.

In the coming months Gentry will be drilling two exploratory wells in a new focus area, located northwest of Edmonton in central Alberta, which is characterized by higher risk/higher reward targets.  With recent land acquisitions, additional locations are currently being evaluated.

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The Company is also currently participating in several development drilling programs on its long-life, low-decline unitized properties located in southern Saskatchewan and southwestern Manitoba.

Production continues to aggressively ramp up, with current volumes exceeding 2,000 boe/d.  Crude oil and liquids comprise 55% of the Company's volumes, while natural gas makes up the remaining 45%.

Gentry continues to add to its large undeveloped land holdings, which currently exceed 60,000 net acres.  Aggressive drilling programs, such as the successful and ongoing Princess program, will provide high impact, long-term corporate growth through production and reserve increases.  The Company's activities in areas requiring modest capital programs, such as east-central Alberta, will provide near-term steady growth.

Gentry currently trades on the Toronto Stock Exchange under the symbol "GNY" and has 21,930,263 common shares issued and outstanding.

For Details, Contact:

Hugh Ross, President & Chief Executive Officer

                (403) 264-6161

R. Gordon McKay, Chief Operating Officer

                (403) 264-6161

Roger Fullerton, Manager, Investor Relations                                (952) 929-7243

Website:  www.gentryresources.com

Email:  gentry@gentryresources.com

                TSX Symbol:  GNY